May 10, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Trade and Services 100 F Street, N.E. Washington, D.C. 20549

Attn:                     Keira Nakada
Lyn Shenk
Daniel Morris
Lilyanna Peyser

Ladies and Gentlemen:

On behalf of D-MARKET Electronic Services & Trading (the “Company”), we hereby confidentially submit the first amendment to the Draft Registration Statement on Form F-1 (“Submission No. 2”). The Company previously confidentially submitted a Draft Registration Statement on Form F-1 with the United States Securities and Exchange Commission (the “Commission”) on March 19, 2021 (the “Draft Submission”).  Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on April 16, 2021 from the staff of the Division of Corporation Finance (the “Staff”), as well as other disclosure updates.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Prospectus Summary, page 1

1.                                      Please clarify whether the company will be a “controlled company” under the definition of the applicable stock exchange after the offering and, if so, provide appropriate disclosure here and the risk factors. In this regard, we note your disclosure in the risk factor section on page 49 indicating that 75% of ordinary shares are held by the Dogan family.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that upon completion of the offering the Company will be a “controlled company” under Nasdaq rules.  Prior to the effectiveness of the registration statement, the Company will amend its articles of association to authorize Class A shares and Class B ordinary shares. Class A shares will be entitled to fifteen votes per share and Class B ordinary shares will be entitled to one vote per share. Our founder and chairwoman, Hanzade Vasfiye Doğan Boyner will hold 74.6% of our voting power immediately prior to the date of the prospectus, at which time Ms. Doğan will hold all of our Class A shares, which will provide Ms. Doğan with fifteen votes per Class A share.  Upon completion of the offering Ms. Doğan will hold all of our Class A shares, which will represent over 50% of our voting power, in addition to any Class B ordinary shares that Ms. Doğan may hold.  The Company further respectfully advises the Staff that Ms. Doğan exercises sole power to vote and dispose of Ms. Doğan’s shares and has no agreement with respect to voting or disposition decisions with any other persons, including the members of Ms. Doğan’s family, who do not operate as a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b) thereunder.

The Company has revised the prospectus cover page and disclosures on pages 18, 53, 54, 55, 64, 150, 153 and 154 to clarify that it will be a “controlled company” and identify the material risks relating thereto.

In addition, please revise the prospectus summary to address the Dogan family’s control over the company both currently and after the offering.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the prospectus summary on page 18 to address the control of the Company, currently and upon completion of the offering, by the Company’s founder and chairwoman, Hanzade Vasfiye Doğan Boyner.

2.                                      Please revise page 3 and elsewhere, as applicable, to precede disclosure of GMV with disclosure of your revenues to avoid undue prominence to the Non-IFRS measure.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 3, 9, 10, 72, 107 and 112 so that disclosure of revenues precedes disclosure of GMV.

Integrated Ecosystem, page 6

3.                                      We note that your disclosure presents your growth in selected metrics for the two year period from 2018 to 2020. Please revise to also present your year-over-year growth from 2019 to 2020.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 2, 3, 7, 10, 71, 72, 74, 106, 107, 109, 110, 112 and 113 to present year-over-year growth from 2019 to 2020.

We rely on many service providers, page 33

4.                                      Refer to the second-to-last sentence of this section. Please revise here and in the Business section, as appropriate, to specify the mission critical services for which you have limited access to alternative services. With respect to these services, please describe your contingency plans if your current third-party providers are unable or unwilling to perform services for you, or state that you do not currently have such plans.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 36, 134 and 139 to specify these services and discuss our backup and contingency plans.

We may pursue strategic acquisitions, page 34

5.                                      We note your statement that you have historically grown organically and not made any material acquisitions during your corporate existence. Please tell us whether development and launch of HepsiExpress, HepsiPay, HepsiJet, and HepsiGlobal, HepsiLojistik, HepsiMat, or HepsiAd involved the acquisition of companies or assets.  With respect to the acquisition of assets, we note your disclosure at page 80 that the acquisition of software rights is your second largest capital expenditure.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the development and launch of each of HepsiExpress, HepsiPay, HepsiJet, HepsiGlobal, HepsiLojistik, HepsiMat and HepsiAd were completed without material acquisitions of other companies or assets.  The Company further advises the Staff that the acquisition of software licenses and rights disclosed on page 94 relates to software consultancies, licenses and rights for products used in our business (such as Microsoft licenses, SAP development costs and cybersecurity licenses), none of which has individually represented a material acquisition of assets.  The Company has revised its disclosure on page 37 to clarify that the Company has not made any material acquisitions of assets or businesses, although the Company has historically made immaterial acquisitions and invested in software and technological development through the acquisition of software licenses and rights.

We operate platforms that include third parties, page 34

6.                                      Please revise, where appropriate, to describe the process by which listings are screened and the extent to which you are deemed liable for the actions of screened merchants that appear on your site.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 37, 45, 118, 119, 143 and 144 to include disclosure on the processes by which merchants and listings are screened and to clarify that the Company, as a “hosting service provider” and “intermediary service provider” under the relevant Turkish laws, is not deemed liable for the content of its third-party merchants unless it is notified of the unlawful content and does not take action.

Real or perceived inaccuracies of our internally calculated operating metrics, page 35

7.                                      We note your disclosure in the second paragraph of this risk factor that there are inherent challenges in calculating certain of your key metrics. It is unclear whether your disclosure means that you are uncertain whether the figures are accurate or, alternatively, if your disclosure is intended to advise investors that different companies may calculate these metrics differently, thereby making cross-company comparisons difficult. Please revise to clarify.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 38 to clarify that different companies may calculate certain metrics differently, making cross-company comparisons difficult.

In addition, in an appropriate place please disclose the key assumptions underlying the calculation of your metrics and how these assumptions and factors may differ for other companies. In this regard, we note that you have provided disclosure about how you calculate GMV but not how calculations may differ for other companies.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 38 to refer to its disclosures of the key assumptions underlying the calculation of our metrics and to describe how our calculations may differ from others’ calculations.

We may be subject to administrative fines, page 38

8.                                      Please revise the first paragraph of this risk factor to specify the party against whom the preliminary injunction was initiated.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 42 to specify the parties to the preliminary inquiry.

In addition, please revise the second paragraph to explain what the competition rapporteurs’ final report is and contextualize its significance, if any.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that subsequent to the filing of the Draft Submission, the Competition Board, the executive body of the Turkish Competition Authority, concluded its investigation and issued its decision in favor of the Company.  In light of this development, the Company has revised its disclosure on page 42 to remove the reference to the rapporteurs’ final report and address this recent development.

In addition, we note that the injunction is provided by you as an example of investigations by the Turkish Competition Authority. Please confirm that you have disclosed all material legal and administrative actions or revise accordingly.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has disclosed all material legal and administrative actions by the TCA.

We are a Turkish joint stock company, page 57

9.                                      Please revise to clarify, if true, that all holders of ordinary shares in your company have the same rights.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that by the time of the offering the Company’s the dual-class share structure will provide differing rights to holders of different classes of shares. The Company is amending its articles of association to provide for two classes of shares: Class A shares and Class B ordinary shares. Our Class B ordinary shares have one vote per share. ADSs in the offering will represent Class B ordinary shares. Our Class A shares are shares held by our founder and chairwoman, Hanzade Vasfiye Doğan Boyner, and provide her and her permitted transferees with fifteen votes per Class A share. The Company confirms that all holders of Class B ordinary shares in the Company will have the same rights.  The Company has revised its disclosures on the prospectus cover page and on pages 18, 53, 54, 115, 161, 164, 165 and 168 to disclose the dual-class share structure and related risks to its shareholders.

We note that your heading might appear to suggest that Turkish and U.S. holders have differing rights.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the risk presents the differences between the corporate laws of Turkey and Delaware rather than differences between the rights of Turkish and U.S. holders of the Company’s ordinary shares.  The Company has revised its risk factor heading on page 62 to clarify this point.

Efficiency of our Logistics Infrastructure, page 70

10.                               We note your disclosure in the second-to-last sentence of the second paragraph of this section that you sub-contract last-mile delivery services.  Please tell us whether there is any current legal question as to whether these sub-contractors are employees of your company. If so, please revise to discuss the legal status of subcontractors and any potential liabilities you may incur if they are deemed employees.

Response:  The Company respectfully acknowledges the Staff’s comment and has inserted an additional risk factor on pages 40 and 41 noting the effects of potentially facing any such legal question.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 78

11.                               We note your disclosure that you seek to maintain a negative working capital position and that your average days payable significantly exceeds your days receivable and your high rate of inventory turnover is a key element of your being able to maintain a negative working capital position. However, it would appear that turning inventory to receivables and then to cash quickly would have no impact, in and of itself, on your working capital position given that receivables and cash are both included in the calculation of working capital. Therefore, please revise to state the actual reason for your negative working capital position, which likely relates to the subsequent use of such cash.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 90 and 91 to clarify the reason for the Company’s negative working capital position.

Borrowings, page 81

12.                               We note your disclosure here and under “Supplier and Merchant Financing” at page 113. Please revise to describe the terms of your material financing agreements, if any, with merchants and suppliers.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 91, 94, 133 and 162 to clarify the Company’s role in facilitating such financing with third-party banks for a number of its merchants and suppliers and describe the terms of its financing agreements to the extent such agreements are material.

In addition, file any material financing agreements with your next amendment.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Exhibit Index to identify the Company’s agreement with Doruk Faktoring A.Ş. as Exhibit No. 10.8 and confirms that it will file this agreement as an exhibit with the public filing of the registration statement.

The Company respectfully advises the Staff that the remaining financing agreements referred to are not “material contracts” that are required to be filed as exhibits pursuant to Item 8(a) of Form F-1 and Item 601(b)(10) of Regulation S-K because (i) the financing agreements are made in the ordinary course of business; and (ii) the Company’s business is not substantially dependent on such financing arrangements, and otherwise, the Company does not believe that they fall into any of the categories set forth in Item 601(b)(10)(ii)(A), (B), (C) or (D) of Regulation S-K.  The Company further respectfully advises the Staff that the financing arrangements permit suppliers and merchants to collect their sales receivables, with a discount applied representing costs and fees of the financing, from the third-party banks or Hepsiburada, earlier than the collection dates specified in their existing merchant agreements with the Company as a cash flow management service. The total financing volume of merchant and supplier financing has been less than ten percent of our GMV in each of the fiscal years ended December 31, 2018, 2019 and 2020 and the Company’s finance income resulting from facilitating such arrangements amounted to only approximately 0.2%, 0.2% and 0.1% of the Company’s revenues for the fiscal years ended December 31, 2018, 2019 and 2020. For the year ended December 31, 2020, only approximately 114 of our merchants and suppliers elected to participate in this service out of our approximately 45 thousand Active Merchants and approximately one thousand suppliers. Moreover, the liabilities incurred by the Company in the form of short-term borrowings amount to only 3.5%, 1.6% and 1.5% of total current liabilities (not including trade payables incurred in the ordinary course where financing is arranged directly between the third-party bank and the supplier or merchant) for the fiscal years ended December 31, 2018, 2019 and 2020.  While the Company views these arrangements as a valuable service provided to those suppliers and merchants that elect to participate, the Company does not believe termination of the relationships or such agreements would result in any material impact to the Company’s operations or financial condition since the financing merely adjusts the timing of cash flow for its merchants and suppliers without directly implicating a material amount of our GMV or generating material revenues for the Company.  As a result, the Company advises the Staff that the financing agreements with the banks do not represent “material contracts” that are required to be filed under Item 601(b)(10) of Regulation S-K.

Business, page 88

13.                               We note your disclosure on page 28 of the risk factors section that your growth strategy will require significant and continuous investment. We also note disclosure in Management’s Discussion and Analysis at page 70 under “Our Ability to Leverage our Growing Scale.” Please revise to disclose the anticipated costs and relevant milestones associated with the development of your HepsiExpress, HepiFly, HepsiPay and HepsiGlobal services, as applicable. To the extent that you expect to pursue additional initiatives that will require significant expenditures, please provide similar disclosure.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 78 and 79 to disclose relevant milestones associated with the development of each of our value-added services and the anticipated impact on costs and capital expenditures of our growth and development.

14.                               Please revise to clarify the meaning of the statement that you are “deeply embedded in the Turkish ecosystem.”

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 2, 71 and 106 to clarify the meaning of the noted statement.

National Champion with One of the Most Trusted, page 91

15.                               Please explain the references to your company as a “national champion” in the heading of this section and elsewhere in the prospectus.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 1, 5, 70, 105 and 108 to clarify the “national champion” reference.

Regulatory Overview, page 122

16.                               Please revise this section and the risk factors, as appropriate, to describe the extent to which the launch of HepsiExpress, HepsiPay, HepsiFly, HepsiGlobal, and other initiatives may each subject you to new regulatory regimes. Describe material regulations, including the challenges and risks associated with your compliance obligations.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 42, 43, 143 and 144 to describe the material regulations and compliance obligations.

Legal Proceedings Relating to Senior Management, page 129

17.                               Please revise your risk factor disclosure and summary risk factor disclosure to describe the risks associated with the legal proceedings relating to senior management. In your revised disclosure, please prominently disclose when these matters are expected to be resolved and whether adverse outcomes would prohibit the individuals from holding positions in a public company. Alternatively, tell us why you do not believe these proceedings present material risks to investors.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 39 to add relevant risk factor disclosure in response to the Staff’s comment.  The Company does not view the risk related to such legal proceedings to be one of the main risks to include in the summary risk factor section.

The Company is not in a position to predict when the matter may be resolved.  The indictment was submitted in 2016 and the matter has progressed slowly since that time; five years later, the court has not completed the initial phase of the proceedings (the taking of initial statements from all defendants), and this phase must be concluded before the substantive proceeding can begin. Based on the rate at which the case has been handled to-date and taking into consideration any appeal process, it is likely that this matter will continue for a number of years.

Related Party Transactions, page 135

18.                               Please expand your description of the related party transactions listed in this section to more fully describe the material terms of each agreement.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 162 to more fully describe the material terms of each agreement.

In addition, please file the agreements as exhibits with your next amendment or tell us why you believe you are not required to do so.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Exhibit Index to identify these agreements as Exhibit No. 10.7 through 10.8 and confirms that it will file these agreements as exhibits with the public filing of the registration statement.

The Company respectfully advises the Staff that, with respect to the remaining agreements referred to on page 162, the Company has determined that such agreements are not “material contracts” that are required to be filed under Item 601(b)(10) of Regulation S-K because each such agreement (i) is made in the ordinary course of business, and (ii) does not fall into any of the categories set forth in Item 601(b)(10)(ii) (A), (B), (C) or (D). Moreover, each such agreement is immaterial in amount or significance.

Material Tax Consequences, page 157

19.                               Please tell us whether you intend to file opinions regarding Turkey and United States federal tax matters. Revise this section and your exhibit index accordingly.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has reviewed the requirements applicable to tax opinions, including under Item 601(b)(8) of Regulation S-K and the views of the Staff set out in Staff Legal Bulletin No. 19, and respectfully advises the Staff that it does not believe that the tax consequences of the offering are material to an investor, and accordingly, the Company does not plan to file tax opinions as to Turkish or United States tax matters as exhibits to the registration statement.

Consolidated Financial Statements Note 15 - Revenue, page F-40

20.                               Disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Apply the guidance in IFRS 15.B87—B89 when selecting the categories to use to disaggregate revenue.  Refer to IFRS 15.114.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-44 to the notes to the financial statements to disaggregate service revenues into marketplace revenues, delivery service revenue and other.  Further, the Company has revised its disclosures on pages 82, 83, 85, 86 and 88 to disclose and discuss these line items and related trends.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact Laura Sizemore of White & Case LLP at +44 20 7532 1340 or Era Anagnosti of White & Case LLP at +1 202 637 6274 with any questions regarding this correspondence.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:                   Hanzade Doğan, Founder and Chairwoman
Murat Emirdağ, Chief Executive Officer
Korhan Öz, Chief Financial Officer